UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

  NEWS RELEASE

BONTAN INCORPORATES A SUBSIDIARY IN THE BRITISH VIRGIN ISLANDS

Toronto, Ontario, April 9, 2013 - Bontan Corporation Inc. (‘the Company”) (OTCBB: BNTNF) (“Bontan”) is pleased to announce that it has incorporated a newly formed company, Portage Acquisition Inc. (“PAI”), incorporated under the laws of the British Virgin Islands (“BVI”).

PAI is currently a wholly owned subsidiary of the Company and will facilitate early closing of the proposed acquisition of Portage Pharma Ltd. through a BVI statutory merger, as previously announced in a press release dated March 26, 2013.

Bontan Corporation Inc. has recently signed a letter of intent to acquire Portage Pharma Ltd through a share exchange. Portage Pharma Ltd. currently holds a master licence to the Antennapedia platform for all pathologies (except oncology). Upon closing of the Portage Pharma Ltd. acquisition the Company will be engaged in researching and developing products through to proof of concept with an early focus on unmet clinical needs and orphan drugs. Following proof of concept, the Company will look to sell or licence the products to Big Pharma.

About Bontan Corporation Inc:

Bontan Corporation Inc. concluded a settlement on its indirect oil and gas interest in Israel and now seeks business opportunities in the biotechnology sector.

For further information, contact Kam Shah, Chief Executive Officer of Bontan, at (416) 929-1806 and for investor relations contact John Robinson at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan's current views and assumptions about future events and financial performance.  Bontan cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.